EXHIBIT 99.1

Endeavour Silver Receives Final Tailings Permit for the Terronera Mine Project in Jalisco State, Mexico

VANCOUVER, British Columbia, June 18, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces that it has received the final tailings permit for the Terronera silver-gold mine project located in Jalisco state, Mexico.

The ETJ permit, or “Authorization to Change Soil Use on Forest Land”, was issued by SEMARNAT, the Mexican Ministry of Environment.  It gives Endeavour Silver the right to store tailings from the proposed Terronera high grade, underground, silver-gold mine in a secure, filtered dry stack tailings facility adjacent to the proposed plant site.

Filtered dry stack tailings are considered to represent best practice in the mining sector because the tailings are filtered to recycle the water back to the plant prior to stacking them behind a storage dam.  Dry stack tailings facilities cost more to build and operate than conventional wet tailings facilities but they are safer and “greener” and represent the future of tailings storage.

Now that the Terronera mine project is fully permitted, Endeavour Silver plans to complete a final improved prefeasibility study in the 3rd quarter and arrange appropriate financing to build Endeavour’s next core asset.  Following an estimated eighteen month construction period, the Terronera mine is expected to produce more than 5 million oz silver equivalents (at an 80:1 silver:gold ratio) over a minimum 12 year mine life, at an all-in sustaining cost per oz of silver produced in the lowest quartile of industry peers.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including completion of an improved prefeasibility study, arrangements for financing mine development and production estimates at Terronera. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, availability of financing, reliability of production estimates at Terronera, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the availability of financing for development of the Terronera mine, a positive improved prefeasibility study and reliance on production estimates no material adverse change in the market price of commodities, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.